Exhibit 99.23(a)(ix)

ARTICLES OF AMENDMENT TO THE
ARTICLES OF INCORPORATION
OF
OLD WESTBURY FUNDS, INC.

          Old Westbury Funds, Inc., a Maryland corporation whose principal Maryland office is located in Baltimore, Maryland (hereinafter called the “Corporation”), hereby certifies to the State Department of Assessments and Taxation of Maryland that:

          FIRST: Pursuant to authority expressly vested in the Board of Directors of the Corporation by Section 2-605(a)(2) of the Maryland General Corporation Law, the Board of Directors of the Corporation has renamed a duly established and allocated series (“Series”) of the Corporation’s stock as follows:

New Series Name	Former Series Name

Old Westbury Non-U.S. Large Cap Fund	Old Westbury International Fund

          SECOND: The Board of Directors of the Corporation duly adopted resolutions renaming the Series, as set forth in Article FIRST.

          THIRD: The total number of shares of stock that the Corporation is authorized to issue, the par value per share and the aggregate par value of all the shares have not been increased or decreased by these Articles of Amendment. The total number of shares of stock of that the Corporation has authority to issue is twenty billion (20,000,000,000) shares, with a par value of one tenth of one cent ($.001) per share, for an aggregate par value of Twenty Million Dollars ($20,000,000.00). As a result of the action taken by the Board of Directors referenced in Article SECOND of these Articles of Amendment, the eight (8) series of stock of the Corporation and the total number of shares allocated to each series are as follows:

Series	Number of Shares

Old Westbury Large Cap Equity Fund	2,000,000,000
Old Westbury Mid Cap Equity Fund	2,000,000,000
Old Westbury Non-U.S. Large Cap Fund	3,000,000,000
Old Westbury Fixed Income Fund	2,000,000,000
Old Westbury Municipal Bond Fund	2,000,000,000
Old Westbury Global Small Cap Fund	3,000,000,000
Old Westbury Real Return Fund	3,000,000,000
Old Westbury Global Opportunities Fund	3,000,000,000

          FOURTH: The preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends, qualifications and terms and conditions of redemption of the series of stock of the Corporation described in Article THIRD hereof shall be as set forth in the Corporation’s charter and shall be subject to all provisions of the charter relating to shares of the Corporation generally.

          FIFTH: The foregoing changes have been effected in the manner and by the vote required by the Corporation’s charter and the laws of the State of Maryland. The changes were approved by a majority of the Board of Directors of the Corporation, are limited to changes expressly authorized by Section 2-605(a)(2) of the Maryland General Corporation Law and may be made without action by the Corporation’s stockholders.

          SIXTH: Except as hereby amended, the Corporation’s charter shall remain in full force and effect.

          SEVENTH: The Corporation is registered as an open-end management investment company under the Investment Company Act of 1940, as amended.

          The President acknowledges these Articles of Amendment to be the corporate act of the Corporation and states that to the best of his knowledge, information and belief, the matters set forth in these Articles of Amendment with respect to the authorization and approval of the amendment of the Corporation’s charter are true in all material respects, and that this statement is made under the penalties of perjury.

[SIGNATURE PAGE FOLLOWS]

          IN WITNESS WHEREOF, OLD WESTBURY FUNDS, INC. has caused these Articles of Amendment to be signed and acknowledged in its name and on its behalf by its President and attested to by its Secretary, both duly authorized officers of the Corporation, on this 29th day of July 2008.

OLD WESTBURY FUNDS, INC.

/s/ Marc D. Stern

Marc D. Stern
President

ATTEST:

/s/ Diane J. Drake

Diane J. Drake
Secretary